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As confidentially submitted to the Securities and Exchange Commission on June 18, 2018
as Amendment No. 2 to the confidential submission dated May 3, 2018
This draft registration statement has not been publically filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Replimune Group, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2836 (Primary Standard Industrial Classification Code Number)	82-2082553 (I.R.S. Employer Identification Number)

Replimune Group, Inc.
18 Commerce Way, Woburn, MA 01801
(781) 995-2443
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Philip Astley-Sparke, Executive Chairman
Replimune Group, Inc.
18 Commerce Way, Woburn, MA 01801
(781) 995-2443
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Timothy J. Corbett Gitte J. Blanchet Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 341-7700	William V. Fogg Johnny G. Skumpija Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of the proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.    ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Common stock, par value $0.001 per share	$	$

(1)    Includes additional shares of common stock that the underwriters have the option to purchase.

(2)    Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory note

This Amendment No. 2 to the draft registration statement on Form S-1 is being confidentially submitted solely for the purpose of confidentially submitting Exhibits 10.9 and 10.10. No change is made to the prospectus constituting Part I of this draft registration statement or Items 13, 14, 15, 16(b) or 17 of Part II of this draft registration statement.

Part II
Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

The following table sets forth the fees and expenses in connection with the sale of common stock being registered (excluding the underwriting discount). Except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee, all amounts are estimates.

Amount paid or to be paid

SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Legal fees and expenses
Accounting fees and expenses
Printing expenses
Transfer agent and registrar fees and expenses
Miscellaneous
Total	$

Item 14.    Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Delaware law, our amended and restated certificate of incorporation to be in effect immediately prior to the completion of this offering provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our investors for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law, such protection would be not available for liability:

•
for any breach of a duty of loyalty to us or our investors;

•
for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
for any transaction from which the director derived an improper benefit; or

•
for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL.

Our amended and restated certificate of incorporation to be in effect immediately prior to the completion of this offering also provides that if Delaware law is amended after the approval by our investors of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws to be in effect immediately prior to the completion of this offering further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws to be in effect immediately prior to the completion of this offering provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, would require us to indemnify each director and officer to the fullest extent permitted by Delaware law, the amended and restated certificate of incorporation and amended and restated bylaws, for expenses such as, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. Upon the completion of the offering, we intend to obtain and maintain directors' and officers' liability insurance.

The SEC has taken the position that personal liability of directors for violation of the federal securities laws cannot be limited and that indemnification by us for any such violation is unenforceable. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws, in each case, to be in effect immediately prior to the completion of this offering, may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Item 15.    Recent sales of unregistered securities

Set forth below is information regarding securities issued by Replimune Group, Inc. within the past three years that were not registered under the Securities Act of 1933, as amended, or the Securities Act:

In July 2017, in connection with the reorganization, we issued the following shares:

•
an aggregate of 200,000 shares of our series seed preferred stock to our series seed investors;

•
warrants convertible into an aggregate of 50,000 shares of our series seed preferred stock to our series seed investors;

•
an aggregate of 864,533 shares of our series A preferred stock to our series A investors; and

•
stock options to purchase an aggregate of 93,501 shares of common stock to our executive officers and employees.

In July 2017 and September 2017, we sold an aggregate of 861,415 shares of our series B preferred stock to our series B investors at a purchase price per share of $63.79 resulting in aggregate gross proceeds of approximately $55 million.

From July 2017 to June 11, 2018, we granted stock options under the 2017 Equity Compensation Plan, or our 2017 Plan, to purchase an aggregate of 160,657 shares of common stock at exercise prices ranging from $32.82 per share to $38.09 per share.

The offers and sales of the securities described in the foregoing paragraphs were exempt from registration under either (i) Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (ii) in reliance on Regulation D, Rule 506 and/or Section 4(a)(2) under the Securities Act. With respect to the offers and sales that were exempt from registration under Rule 701, the recipients of such securities were our employees, directors or consultants and received the securities under our 2017 Plan. Appropriate legends were affixed to the securities issued in these transactions.

Item 16.    Exhibits and financial statement schedules

(a)
Exhibits

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b)
Financial statement schedules

All financial statement schedules have been omitted because they are not required or because the required information is given in the consolidated financial statements or notes to those statements.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the

Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Number		Description
1.1	*	Form of Underwriting Agreement
3.1	#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2	#	Amended and Restated Bylaws of the Registrant, as currently in effect
3.3	*
Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant, effecting a stock split, to be in effect prior to the effectiveness of this registration statement
3.4	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to become effective immediately prior to the completion of this offering
3.5	*	Form of Amended and Restated Bylaws of the Registrant, to become effective immediately prior to the completion of this offering
4.1	*	Form of Common Stock Certificate of the Registrant
4.2	#	Amended and Restated Investors' Rights Agreement, dated July 10, 2017, by and among the Registrant and the investors set forth therein
5.1	*	Opinion of Morgan Lewis and Bockius, LLP
10.1	*	Form of Indemnification Agreement by and between the Registrant and its directors and officers
10.2	*†	2017 Equity Compensation Plan and form of option agreements and notice of exercise
10.3	*†	2018 Omnibus Incentive Compensation Plan and forms of agreements thereunder, to become effective immediately prior to the completion of this offering
10.4	†#	Employment Agreement, effective as of October 1, 2015, by and between Robert Coffin and Replimune, Inc.
10.5	†#	Employment Agreement, effective as of October 1, 2015, by and between Philip Astley-Sparke and Replimune, Inc.
10.6	†#	Employment Agreement, effective as of November 1, 2015, by and between Pamela Esposito and Replimune, Inc.
10.7	#	Lease, dated as of April 1, 2016, by and between Cummings Properties, LLC and the Registrant
10.8	#	Lease, dated as of April 4, 2016, by and between MEPC Milton Park No. 1 Limited and MEPC Milton Park No. 2 Limited, and the Registrant
10.9	‡	Clinical Trial Collaboration and Supply Agreement, dated as of February 26, 2018, by and between Bristol-Myers Squibb Company and the Registrant
10.10	‡	Master Clinical Trial Collaboration and Supply Agreement, dated as of May 29, 2018, by and between Regeneron Pharmaceuticals, Inc. and the Registrant
23.1	*	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm
23.2	*	Consent of Morgan, Lewis & Bockius LLP. Reference is made to exhibit 5.1
24.1		Power of Attorney. Reference is made to the signature page hereto

#      Previously filed

*      To be filed by amendment

†      Indicates management contract or compensation plan

‡      Indicates confidential treatment has been requested with respect to specific portions of this exhibit. Omitted portions have been filed with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Woburn, Commonwealth of Massachusetts, on                                  , 2018.

REPLIMUNE GROUP, INC.
By:	Robert Coffin, Ph.D. President, Chief Executive Officer and Director

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Philip Astley-Sparke, Robert Coffin and Stephen Gorgol his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
Robert Coffin, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2018
Philip Astley-Sparke	Executive Chairman, Treasurer, Secretary and Director	, 2018
Stephen Gorgol	Chief Accounting Officer (Principal Financial and Accounting Officer)	, 2018
Kapil Dhingra	Director	, 2018

Name	Title	Date
Hyam Levitsky	Director	, 2018
Jason Rhodes	Director	, 2018
Joseph Slattery	Director	, 2018
Otello Stampacchia	Director	, 2018
Sander Slootweg	Director	, 2018

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Explanatory note
  Part II Information not required in prospectus
  Item 13. Other expenses of issuance and distribution.
  Item 14. Indemnification of directors and officers.
  Item 15. Recent sales of unregistered securities
  Item 16. Exhibits and financial statement schedules
  Item 17. Undertakings.
  Exhibit index
Signatures
Power of attorney